Exhibit 99.(a)(12)

IN THE COMPETITION TRIBUNAL OF SOUTH AFRICA

CASE NO.:

In the matter between:

GOLD FIELDS LIMITED	Applicant

and

HARMONY GOLD MINING COMPANY LIMITED MMC NORILSK NICKEL THE COMPETITION COMMISSION	First Respondent Second Respondent Third Respondent

NOTICE OF MOTION

PART A

BE PLEASED TO TAKE NOTICE that the applicant intends to make application to the Competition Tribunal at 10h00 on Thursday, 4 November 2004, or so soon thereafter as the matter may be heard, for an order in the following terms:

1.	The applicant is hereby granted leave to bring Part A of this application as a matter of urgency, and any non-compliance by the applicant with the forms, time periods and service provided for in the Rules for the Conduct of Proceedings in the Competition Tribunal is hereby condoned.

2.	Pending the final determination of the application set out in Part C below, a temporary order in the following terms :

2.1.	The first respondent (hereinafter referred to as the “first respondent” or “Harmony”) shall be and is hereby interdicted and restrained from implementing a proposed transaction published by the first respondent on the Stock Exchange News Service (“SENS”) on 18 October 2004 (the “announcement”), including but not limited to the taking of any steps designed to achieve the implementation of, inter alia, that portion of the transaction set out therein described as the “early settlement offer” (hereinafter referred to as the “early settlement offer” or the “transaction”). A copy of the announcement is attached to the applicant’s founding affidavit marked NJH2.

2.2.	The first respondent shall be and is hereby interdicted and restrained from accepting the tender to it of any Gold Fields shares or otherwise taking transfer of such shares in the share capital of the applicant as it may have accepted pursuant to the early settlement offer or otherwise.

2.3.	The first respondent shall be and is hereby interdicted and restrained from voting, or otherwise exercising any rights attached to, any shares in the share capital of the applicant which it may have acquired pursuant to the early settlement offer or otherwise.

2.4.	The second respondent (hereinafter referred to as the “second respondent” or “Norilsk”) shall be and is hereby interdicted and restrained from voting, or otherwise exercising any rights attached to, any shares in the share capital of the applicant which it may hold, insofar as such votes are exercised in respect of or in connection with or such other rights pertain to any aspect of the transaction proposed to be implemented between the applicant and IAMGold Corporation Inc, a company registered and incorporated in accordance with the laws of Canada (“IAMGold”), the details of which were notified to shareholders of the applicant on 11 August 2004 (the “IAMGold transaction”).

3.	The costs of this part A of the application be costs in part C, the main application.

4.	Granting the applicant such further and/or alternative relief as this Honourable Tribunal deems fit.

TAKE NOTICE FURTHER that the accompanying affidavit of Nicholas John Holland, and the annexures attached thereto, will be used in support of this application.

TAKE NOTICE FURTHER that the applicant has appointed Edward Nathan & Friedland (Proprietary) Limited, 4th Floor, The Forum, 2 Maude Street, Sandown, Sandton, 2196 (reference: Ms L Mendelsohn) as the address at which they will accept notice and service of all process in these proceedings.

TAKE NOTICE FURTHER that if you intend opposing Part A of this application, you are required:

(a)	to notify the applicant’s corporate law advisers by service at the above address or by telefax at 011 269 7899 on or before 12h00 on Friday, 29 October 2004; and

(b)	to file your answering affidavits, if any, and to serve same on the applicant’s corporate law advisers by service at the above address or by telefax at 011 269 7899 on or before 17h00 on Friday, 29 October 2004.

PART B

BE PLEASED TO TAKE NOTICE FURTHER that in order to facilitate service of the application for the relief set out in Part C on all interested parties, the applicant intends to make application to the Competition Tribunal, at 10h00 on Thursday, 4 November 2004, or so soon thereafter as the matter may be heard, for an order in the following terms:

5.	The applicant is hereby granted leave to bring Part B of this application as a matter of urgency, and any non-compliance by the applicant with the forms, time periods and service provided for in the Rules for the Conduct of Proceedings in the Competition Tribunal is hereby condoned.

6.	That service of this Notice of Motion be effected on:

6.1.	each of the shareholders of the applicant as reflected in the applicant’s register of members; and

6.2.	those persons named by the Central Securities Depositary Participants (“CSDPs”) administering the sub-registers of the applicant being the beneficial holders of shares in the applicant, as reflected in the records of the CSDPs,

(collectively the “applicant’s shareholders”) by publication of this order and the Notice of Motion, within 7 (seven) days of the date of this order, in each of the Business Day, the Government Gazette, the Sunday Times, Rapport and Die Beeld.

7.	That a copy of this Notice of Motion and the applicant’s founding affidavit (together with the annexures thereto) shall be available, during normal business hours, prior to the hearing of the above Honourable Tribunal for the application in Part C hereof at the offices of the applicant’s legal advisers, Edward Nathan and Friedland (Proprietary) Limited (at the address reflected in Part A of this Notice of Motion). Further that, if requested, copies of such documents may be obtained, free of charge, on request, from the above named address.

8.	That a subpoena, in the terms of the draft subpoena attached to the founding affidavit to this Notice of Motion be issued.

9.	If any of the abovenamed respondents intends to oppose the order sought in this Part B, they are required:

9.1.	to notify the applicant’s legal advisers, Edward Nathan & Friedland (Proprietary) Limited, at the address reflected above, in writing on or before 12h00 on Friday, 29 October 2004;

9.2.	to appoint in such notification an address at which they will accept notice and service of all documents in these proceedings; and

9.3.	to file their answering affidavit, if any, by 17h00 on Friday, 29 October 2004;

10.	That the costs of this Part B be costs in the cause of the application for the relief set out in Part C of this Notice of Motion.

11.	Granting the applicant further and/or alternative relief.

PART C

BE PLEASED TO TAKE NOTICE FURTHER that the applicant intends to make application to the Competition Tribunal, on a date to be arranged with the Registrar of the Competition Tribunal, for an order in the following terms:

12.	The acceptance by and transfer of any shares in the share capital of Gold Fields (whether pursuant to the early settlement offer or otherwise) to and/or the exercise of any voting rights attaching to such Gold Fields’ shares by Harmony prior to the approval by the competition authorities of the acquisition of 100% of the issued share capital of Gold Fields constitutes implementation of a notifiable merger prior to the approval thereof by the Competition Authorities and, as such, is prohibited by the terms of the Competition Act (No 89 of 1998), as amended (the “Act”).

13.	Alternatively, the early settlement offer (as described in the announcement (which is attached to the applicant’s founding affidavit marked NH1)) constitutes a large merger, which is required to be notified to the Competition Commission in terms of the Act.

14.	The first respondent, alternatively the first and second respondents jointly, are directed to notify the transaction to the third respondent as a large merger, in accordance with the requirements of the Act.

15.	Pending the final approval, if any, of the acquisition by Harmony of all of the shares in the share capital of Gold Fields or some of the shares in Gold Fields pursuant to the early settlement offer (with or without conditions) by the Competition Tribunal or the Competition Appeal Court in terms of the Act:

15.1.	The first respondent (hereinafter referred to as the “first respondent” or “Harmony”) shall be and is hereby interdicted and restrained from implementing a proposed transaction published by the first respondent on the Stock Exchange News Service (“SENS”) on 18 October 2004 (the “announcement”), including but not limited to any steps designed to the implementation of, inter alia, that portion of the transaction set out therein described as the “early settlement offer” (hereinafter referred to as the “early settlement offer” or the “transaction”).

15.2.	The first respondent shall be and is hereby interdicted and restrained from accepting the tender to it of any Gold Fields shares or otherwise taking transfer of such shares in the share capital of the applicant as it may have accepted pursuant to the early settlement offer or otherwise.

15.3.	The first respondent shall be and is hereby interdicted and restrained from voting, or otherwise exercising any rights attached to, any shares in the share capital of the applicant which it may have acquired pursuant to the early settlement offer or otherwise.

15.4.	The second respondent (hereinafter referred to as the “second respondent” or “Norilsk”) shall be and is hereby interdicted and restrained from voting, or otherwise exercising any rights attached to, any shares in the share capital of the applicant which it may hold, insofar as such votes are exercised in respect of or in connection with or such other rights pertain to any aspect of the transaction proposed to be implemented between the applicant and IAMGold Corporation Inc, a company registered and incorporated in accordance with the laws of Canada (“IAMGold”), the details of which were notified to shareholders of the applicant on 11 August 2004 (the “IAMGold transaction”).

16.	The costs of this application, including the costs of the application set out in Parts A and B above, shall be paid jointly and severally by the first respondent, and by such other respondents as oppose this application, the one paying the others to be absolved.

17.	Granting the applicant such further and/or alternative relief as this Honourable Tribunal deems fit.

TAKE NOTICE FURTHER that if you intend opposing this application, you are required:

(a)	to notify the applicant’s legal advisors within 5 days after the date of receipt of this application; and

(b)	to file your answering affidavits, if any, within 10 days after the date of receipt of this application.

KINDLY PLACE THE MATTER ON THE ROLL FOR HEARING ACCORDINGLY.

DATED AT JOHANNESBURG THIS THE 26th DAY OF October 2004.

_________________________
Edward Nathan & Friedland
(Proprietary) Limited
Applicant’s Corporate Law Advisers
4th Floor
The Forum
2 Maude Street
Sandown, Sandton
Tel : 011 269 7727
Fax : 011 269 7899
Ref: Ms L Mendelsohn/
GOLD2489.006E

TO:

THE REGISTRAR OF THE COMPETITION TRIBUNAL Building C Mapungubwe Building 77 Meintjies Street Sunnyside Pretoria Tel: 012 394 9200 E-mail: shanr@comptrib.co.za

AND TO:

HARMONY GOLD MINING COMPANY LIMITED First Respondent 1st Floor 4 The High Street Melrose Arch Johannesburg Telefax: (011) 684-0140 E-mail: corporate@harmony.co.za

Randfontein Office Park cnr Main Reef Road & Ward Avenue Randfontein

AND TO:

MMC NORILSK NICKEL Second Respondent

22 Voznesensky Pereulok 103009 Moscow Russia Telefax: +7 95 785 5808

Dudinka Taymyr Autonomous Area Russia Telefax: +7 3919 42 89 45 Email: gmk@nornik.ru

16 Leninsky Prospect Norilsk Krasnoyarsk Krai 663301 Russia E-mail: Nornrc.zaonrc@Norcom.ru / info@nrcreg.ru Contact: Pavel A. Negrin

45-a Matellurgov pr-t Monchegorsk Murmansk region 184500 Russia E-mail: Ergardt@monb.com / Nrc@relline.ru Contact: Tatyana I. Filipova

1-a Lenina St. Zapolyarny Murmansk Oblast 184415 Russia E-mail: Filial_Zapolar@monb.com Contact: Irina Yu. Kostareva

15 Bograda St. Krasnoyarsk 660049 Russia E-mail: Nornic@krsn.ru Contact: Vladimir A. Mikhailov

Head of Investor Relations Department MMC Norilsk Nickel Moscow Russia 123104 Voznesensky Per., 22

AND TO:

THE COMPETITION COMMISSION Third Respondent Building C Mapungubwe Building 77 Meintjies Street Sunnyside Pretoria Tel: 012 394 3200

IN THE COMPETITION TRIBUNAL OF SOUTH AFRICA

CASE NO.:

In the matter between:

GOLD FIELDS LIMITED	Applicant

and

HARMONY GOLD MINING COMPANY LIMITED MMC NORILSK NICKEL THE COMPETITION COMMISSION	First Respondent Second Respondent Third Respondent

FOUNDING AFFIDAVIT

I, the undersigned,

NICHOLAS JOHN HOLLAND

do hereby make oath and state that:

1.	I am the chief financial officer of Gold Fields Limited (the “applicant” or “Gold Fields”), the applicant in these proceedings. As appears from the resolution of the board of directors of the applicant which is Annexure NJH1 hereto (a signed copy of which will be handed up at the hearing of this application), I am duly authorised to depose to this affidavit on behalf of the applicant and to bring these proceedings on its behalf.

2.	Save where otherwise stated, or where the contrary appears from the context, the facts contained herein are within my personal knowledge and are, to the best of my belief, both true and correct. The legal submissions contained in this affidavit are made on the basis of advice from the applicant’s legal representatives. To the extent that the urgent circumstances of this application oblige me to rely in certain respects on heresay, the sources are disclosed, are all authoritative and I believe the material to be true and correct.

EXECUTIVE SUMMARY

3.	The first respondent, Harmony Gold Mining Company Limited (“Harmony”), has launched a public takeover bid for Gold Fields. The bid envisages the acquisition by Harmony of 100% of the share capital of Gold Fields.

4.	The announcement regarding the proposed transaction published by Harmony on the Stock Exchange News Service (“SENS”) on 18 October 2004 (the “announcement”) and the circular to Gold Fields shareholders pertaining to the transaction (the “circular”) sets out that the bid has been structured into two parts. A copy of the announcement is attached hereto marked Annexure NJH2. A copy of the circular is attached marked Annexure NJH3.

5.	According to the announcement and the circular, the two part transaction (which, as appears below, is in any event a contrivance) comprises an “early settlement offer” and a “subsequent offer”. While the latter offer is expressly made subject to the approval of the competition authorities, the former, which envisages Harmony acquiring a shareholding of 34,9% in Gold Fields, has not been made conditional on receipt of approval from the competition authorities.

6.	This application arises as a result of a calculated and deliberate stratagem by Harmony and the second respondent, MMC Norilsk Nickel (“Norilsk”), to avoid the requirements of the Competition Act, 89 of 1998 (the “Act” or the “Competition Act”) by implementing the acquisition of 34,9% of the issued share-capital in Gold Fields, prior to receiving the necessary approval from the above Honourable Tribunal (the “Tribunal”).

7.	Harmony and Norilsk have jointly developed this stratagem to enable Harmony to secure a significant shareholding in Gold Fields (without competition approval), in order to materially influence the intended strategic commercial behaviour of Gold Fields. Gold Fields is one of Harmony’s major competitors.

8.	I am advised, and respectfully submit, that the early settlement offer is not, in reality a transaction separate from the transaction for the acquisition by Harmony of 100% of the share capital of Gold Fields. Rather, the early settlement offer and the “subsequent offer” form integral parts of one and the same transaction. I am informed in this regard that an implementation of any part of that transaction is not permitted in terms of the Act prior to the approval of the transaction by the competition authorities.

9.	As appears below, Gold Fields’ legal representatives have been advised by the Competition Commission of South Africa (the “Commission”) that Harmony intends to notify the Commission of its acquisition of 100% of Gold Fields. To this end, it has sought from the Commission (on an urgent basis) permission to notify that acquisition to the Commission separately from Gold Fields. Curiously, however, Harmony seems intent on implementing the early settlement offer (which forms part of the transaction in regard to which permission to notify is sought) before approval is sought and/or granted in respect thereof by the competition authorities.

10.	Such implementation will contravene section 13(A)(3) of the Act.

11.	What is clear is that whether the early settlement offer forms part of a single transaction for the acquisition of 100% of Gold Fields or if it is found to be an independent transaction, Harmony will contravene the provisions of the Competition Act if it accepts and takes transfer of the shares in question prior to obtaining approval therefor from the competition authorities. If the early settlement offer forms part of a single transaction for the acquisition of 100% of Gold Fields, acceptance of the shares pursuant to the early settlement offer will contravene the prohibition against implementation of a notifiable merger prior to the approval thereof by the competition authorities. Alternatively, if the early settlement offer is found to be an independent transaction, then, in the specific factual matrix of the proposed merger between Harmony and Gold Fields, the early settlement offer will result in the acquisition of control by Harmony over Gold Fields and is, accordingly, a merger. The attempt, therefore, of Harmony (reflected in the announcement and the circular) to circumvent the provisions of the Act through the dressing up of the transaction as two separate transactions, is insupportable. As such, it requires independent notification to and approval from the competition authorities prior to implementation.

12.	The early settlement offer has not been made conditional upon the approval of the competition authorities. Harmony’s intention is plainly to implement the acquisition of the initial shareholding of 34,9% without such prior approval.

13.	The implementation of the early settlement offer is a contravention of sections 13A(1) and (3) of the Competition Act.

14.	If Harmony had to wait for competition approval before implementing the acquisition of the 34,9% shareholding, it would frustrate the purpose of the carefully planned commercial strategy. Notwithstanding this, part of the strategy of Harmony (in conjunction with Norilsk) has been, on an urgent basis, to request permission from the Commission to effect a separate merger filing (as it contends it is entitled to do in terms of the Rules for the Conduct of Proceeding in the Commission). This, seemingly, has been designed to shield Harmony from later recriminations from the above Honourable Tribunal.

15.	The purpose of the circumvention of the provisions of the Competition Act is to enable Harmony to exercise the voting rights attaching to the 34,9% shareholding that it intends acquiring through the early settlement offer at a meeting of Gold Field’s shareholders scheduled to be held on 7 December 2004 or an earlier date than the date by which Harmony could reasonably expect a final decision to have been obtained in respect of the early settlement offer. Harmony intends to exercise these voting rights (in conjunction with its ally Norilsk) in order to defeat a shareholder resolution proposed to be passed thereat approving of a transaction between Gold Fields and IAMGold Corporation (“IAMGold”). The frustration of that resolution would redound to the detriment of Gold Fields, IAMGold and each of their respective shareholders.

16.	Simply put, Harmony intends exercising a controlling influence over Gold Fields unlawfully (i.e.: in circumstances where it has not first obtained the permission of the competition authorities). This will cause Gold Fields irreparable harm, which cannot be remedied by any subsequent orders (as explained more fully below). Gold Fields has no remedy other than the grant of an interdict to prevent the contravention of the Competition Act. The balance of convenience clearly favours Gold Fields.

THE APPLICANT

17.	The applicant is Gold Fields, a public company duly registered and incorporated in accordance with the company laws of the Republic of South Africa. Gold Fields has its primary listing on the JSE Securities Exchange, South Africa (the “JSE”). Gold Fields has its principal place of business at 24 St Andrews Road, Parktown, Johannesburg. Gold Fields is also listed in the United States of America on the New York Stock Exchange (“NYSE”) and its shares are registered with the United States Securities and Exchange Commission. Gold Fields is further listed on the London Stock Exchange (“LSE”), Euronex in Paris and Brussels (“Euronex”) and the SWX Swiss Exchange. Gold Fields operates in three key gold mining regions of the world, South Africa, West Africa (Ghana) and Australia.

18.	Gold Fields, one of the world’s largest precious metal producers, was formed in 1998 through an amalgamation of the gold assets of Gold Fields of Southern Africa Limited and Gencor Limited. It is, at present, the fourth largest gold mining company in the world (and the second largest gold mining company in South Africa) with annual attributable gold production of more than 4.3 million ounces of gold.

19.	Gold Fields operates three gold mines in South Africa, namely the Beatrix, Kloof and Driefontein mines. It also has operations in Ghana, Australia as well as platinum interests through the Arctic Platinum Partnership in Finland.

20.	Gold Fields employs approximately 43,000 people in South Africa.

THE RESPONDENTS

21.	The first respondent is Harmony Gold Mining Company Limited (“Harmony” or the “first respondent”), a public company duly registered and incorporated in accordance with the company laws of the Republic of South Africa, the shares of which are listed on the JSE. Harmony’s principal business address is 1st Floor, 4 The High Street, Melrose Arch, Johannesburg. Harmony is also listed on the NYSE, LSE, Berlin Stock Exchange and Euronex. Harmony is the sixth largest gold mining company in the world and the third largest gold mining company in South Africa.

22.

22.1.	The second respondent is MMC Norilsk Nickel (“Norilsk” or the “second respondent”), a company duly registered and incorporated in accordance with the company laws of Russia, the shares of which are listed on the RTS Stock Exchange in Moscow and also in London, New York and Berlin. Norilsk is the registered and beneficial shareholder of approximately 20,03% of the entire issued share capital of Gold Fields.

22.2.	As the competition authorities are vested with extra-territorial jurisdiction, I am advised that it is not necessary for any special steps to be taken to found jurisdiction as against Norilsk. Accordingly, service of this application shall be made on Norilsk by facsimile or email and by courier service. A courtesy copy shall also be delivered to Norilsk’s South African legal representatives, Werksmans Attorneys.

23.	The third respondent is the Commission, an administrative body duly established and constituted as a juristic person in terms of section 19 of the Act, and which conducts its administrative functions from its premises situated at Building C, Mapungubwe

Building, 77 Meintjies Street, Sunnyside, Pretoria. Save in the event that it opposes this application, no relief is sought against the Commission in these proceedings and it is joined by virtue of its interest herein.

BACKGROUND

Acquisition of a shareholding in Gold Fields by Norilsk

24.	On 29 March 2004, Gold Fields was informed that Anglo American plc (“Anglo American”) had sold its 20,03% shareholding in Gold Fields to Norimet Limited, a wholly owned subsidiary of Norilsk. At the date of this affidavit, Norilsk holds 20,03% of the share capital of Gold Fields. This shareholding was and remains the largest shareholding in Gold Fields beneficially held by a single shareholder.

25.	Norilsk is a producer of base and precious metals, with its primary products being Nickel and Palladium. In fact, Norilsk claims to be the largest producer of palladium in the world.

26.	Norilsk purchased the 20,03% shareholding in Gold Fields from Anglo American for approximately R1,16 billion.

27.	Shortly after its acquisition of this shareholding in Gold Fields, Leonid Rozhetskin (the deputy chairman of Norilsk’s management committee) was reported by Business Day as having told the Russian Economic Forum in London that Norilsk intended to increase its Gold Fields’ stake. It was reported that “sources close to the company said the remark would indicate an intention to take majority control”[1]. There has

[1]	See Business Day, 26 April 2004.

subsequently been “recurrent speculation that [Norilsk] intends raising its stake”[2] in Gold Fields.

The IAMGold Transaction

28.	On 11 August 2004, Gold Fields and IAMGold issued a joint statement that the two companies had agreed to combine the international assets of Gold Fields, located outside of the Southern African Development Community (“SADC”), with IAMGold (the “IAMGold transaction”). It was intended that the purchase price for these assets would be discharged through the issue of IAMGold shares to Gold Fields and, on completion of the proposed transaction, Gold Fields would hold approximately 70% of the issued share-capital of IAMGold. IAMGold would then be renamed “Gold Fields International Limited” and would be the 7th largest producer of gold in the world and the 4th largest gold producer in North America.

29.	IAMGold currently holds minority interests in several of Gold Fields’ operations in Western Africa as well as interests in operations or projects in South America and Canada.

30.	Gold Fields’ rationale for concluding the IAMGold transaction was that it would create an entity that is better equipped to compete with international gold companies through more direct access to the international capital and debt markets, thus providing the flexibility to respond more swiftly to acquisition and project development opportunities as they arise (and thereby facilitating both organic and acquisition growth within the

[2]	See Business Day, 18 October 2004.

merged entity). The effect of this will be the creation of substantial additional value for Gold Fields shareholders.

31.	A successful implementation of the IAMGold transaction will result in Gold Fields owning 100% of the shares in the unlisted GFI Mining South Africa (Proprietary) Limited (“GFIMSA”). This shareholding is subject to rights held by Mvelaphanda Gold (Proprietary) Limited, to acquire 15% of GFIMSA. GFIMSA currently owns and operates the Kloof, Beatrix and Driefontein gold mines. Gold Fields will further acquire a controlling shareholding of approximately 70% in IAMGold. This will be the exclusive vehicle through which Gold Fields intends to pursue non-SADC growth opportunities for so long as IAMGold is a subsidiary of Gold Fields.

32.	It is anticipated that the transfer of Gold Fields’ non-SADC assets to IAMGold (which will remain a separately listed, financially independent company following the completion of the IAMGold transaction) will result in further sustained value creation for Gold Fields shareholders, as the financial market should benchmark these assets against those of its international peer group. In this regard, Gold Fields’ shareholders will retain their exposure to this international value creation through Gold Fields’ majority interest in IAMGold.

33.	On 30 September 2004, Gold Fields and IAMGold announced the conclusion of a definitive agreement setting out the terms and conditions under which the proposed IAMGold transaction would take place. An information circular will be posted to Gold Fields’ shareholders in due course. Gold Fields is obliged, in terms of its agreement with IAMGold, to convene a shareholders’ meetings to consider and, if considered appropriate, approve the IAMGold transaction as soon as reasonable practical but by no later than 7 December 2004.

34.	At the meeting of Gold Fields’ shareholders, the IAMGold transaction will be proposed to Gold Fields’ shareholders, who will be called upon to approve the proposed transaction. Approval requires a simple majority of votes cast (in person or by proxy) at the shareholders’ meeting.

35.	There have been numerous press reports relating to the alleged dissatisfaction of Norilsk with the IAMGold transaction. The Business Day of 20 October noted as follows: “In April, Norilsk Nickel financial strategist Leonid Rozhetskin hinted that he wanted to expand that stake into a controlling one. But Gold Fields’ plans to create a larger, more expensive mining company out of a merger with Canada’s IAMGold seemed to have stymied such aspirations. That deal is yet to be approved by Gold Fields’ shareholders, and Norilsk Nickel has signalled that it is unhappy with the move. Sources close to the company claim that after Gold Fields announced the IAMGOLD move, Rozheskin was blamed by Norilsk Nickel’s principal shareholders, Vladimir Potanin and Mikhail Prokhorov, for creating a costly predicament in which they could not take control and could not dispose of their minority stake except at a loss.”

The Harmony offer

36.	It is in this context that Harmony, which I have already noted is the 6th largest gold mining company in the world and the 3rd largest gold mining company in South Africa, saw an opportunity to attempt to acquire control over its larger competitor, Gold Fields.

37.	It has been speculated that Harmony had been “eyeing” Gold Fields for some time. Harmony has noted in its 2004 Annual Report that one of the keys to its strategy is its “ability to make additional acquisitions”. To this end, Harmony has made 26 acquisitions since 1995.

38.	On 16 October 2004, Harmony approached the Gold Fields’ board of directors[3] with a proposal for a merger between Gold Fields and Harmony (the “proposal”). The proposal, sent by facsimile by Bernard Swanepoel, Chief Executive Officer of Harmony to Ian Cockerill, his counterpart at Gold Fields, reflected that “[t]he board of Harmony hereby proposes a merger between Harmony and Gold Fields (the “proposed offer”) under which Harmony proposes to acquire the entire issued share capital of Gold Fields in exchange for the issue to Gold Fields shareholders of new shares in Harmony. We are seeking the recommendation and support of the board of directors of Gold Fields for the proposed offer” (my emphasis).

39.	The proposal proceeded to record that “Harmony has received an irrevocable undertaking from Norilsk to accept the proposed offer in respect of 98,467,758 Gold Fields shares, representing approximately 20,03% of the entire issued share capital of Gold Fields” and to set out the other terms thereof, which terms have now been encapsulated in the announcement and the circular (my emphasis).

40.	The proposal set out that it was “subject to conditions normal for a transaction of this type and to the proposed IAMGOLD transaction not taking place” (my emphasis).

41.	As far as timing was concerned, it was stated in the proposal that “in view of the proposed transaction between Gold Fields and IAMGold, Harmony believes that Gold Fields shareholders should be afforded the opportunity to decide on the merits of the proposed offer as soon as possible. We, therefore, respectfully request your recommendation and support of the proposed offer by 6pm on Sunday, 17 October 2004.”

42.	A copy of the proposal is Annexure NJH4 hereto.

43.	On Sunday, 17 October 2004 at 20h44 an e-mail was transmitted by Ian Cockerill (from the computer of Jimmy Dowsley) to Bernard Swanepoel setting out that “[w]ith regards to your fax to myself date 16 October, 2004. The board of Gold Fields Limited has reviewed your proposal but is unable to assess its merits due to the limited information provided. As such, should a more definitive and complete proposal be submitted the board would be better placed to give its due consideration and respond accordingly”. A copy thereof is annexed hereto marked Annexure NJH5.

44.	Following the above response from the board of directors of Gold Fields, Harmony did not revert with a more detailed proposal. Rather, Harmony, “in concert with Gold Fields’ largest shareholder, Russia’s Norilsk"[4], launched a hostile bid for Gold Fields (“the Harmony offer”). The Financial Mail[5], summarised the position succinctly: “Norilsk was unhappy with the IAMGold deal and has teamed up with Harmony to take over Gold Fields and stop the deal going through” (my emphasis).

[3]	See the Gold Fields’ cautionary announcement dated 18 October 2004, which is annexed hereto marked marked NJH1.

[4]	See the Business Day, 18 October 2004.

45.	It is now apparent that the launch of the Harmony offer was preceded by detailed negotiations between Norilsk and Harmony, which commenced no later than 6 September 2004.

46.	As set out above, the announcement was made on SENS on 18 October 2004 and was published in various newspapers including the Business Day and Business Report on Tuesday 19 October 2004. The announcement is headed “Announcement regarding a potential merger between Harmony and Gold Fields Limited”[6]. It commences with a statement that “[t]he board of Harmony hereby announces the terms of a proposed merger between Harmony and Gold Fields (the “proposed merger”), under which Harmony proposes to acquire the entire issued share capital of Gold Fields in exchange for the issue to Gold Fields shareholders of new shares in Harmony”[7].

47.	The circular repeats the terms of the announcement and includes a letter from the Chief Executive Officer of Harmony, Mr Bernard Swanepoel, which is particularly revealing of Harmony’s intentions. In this letter he states: “I am pleased to enclose the details of a proposed merger between Harmony and Gold Fields”.

48.	It is absolutely clear from the terms of the announcement and the circular that the offer is designed to achieve a merger between Harmony and Gold Fields. That much, it seems, is common cause. The announcement and the circular, however, carefully and deliberately set out the offer as one which is structured in the form of two

[5]	October 22 edition, page 22.

[6]	My emphasis.

[7]	My emphasis.

immediately consecutive offers, referred to as the “initial offer” and the “subsequent offer”.

49.	It is Gold Fields’ contention that the structuring of the proposed merger into two offers (the first of which is alleged not to be subject to competition approval) is wholly artificial and has been intentionally developed with the aim of securing a commercial benefit (being the acquisition of control over Gold Fields prior to the shareholders’ meeting of Gold Fields for the consideration of the IAMGold transaction), without having to obtain competition approval.

50.	As appears more fully below, the principal reason for the structuring of the proposed merger in this manner is that Harmony needs to acquire as large a shareholding as possible, within the confines of regulatory constraints (including US regulatory requirements which impose specified time periods on the acquisition of shares if certain thresholds are breached) as soon as possible, as Harmony has indicated unequivocally that it wishes to veto the IAMGold transaction. Indeed, Harmony’s offer for 100% of the share capital of Gold Fields (the subsequent offer) is conditional on the failure of the IAMGold transaction. As the IAMGold transaction is to be considered at the Gold Fields’ shareholders’ meeting, intended to be convened on or about 7 December 2004, it is critical that Harmony obtains the ability, as a matter of great urgency, to vote a large block of shares at that meeting, in order that the resolution regarding the IAMGold transaction fails.

51.	The single transaction for the acquisition of 100% of the shares in Gold Fields has, therefore, been artificially split into two transactions. This scheme has been devised for the sole purpose of evading competition law requirements of pre-implementation merger approval and, thereby, achieving rapid control over Gold Fields.

The initial offer

52.	The “early settlement offer” entails the acquisition by Harmony of any shares tendered by Gold Fields’ shareholders prior to a “closing date”, up to a maximum of 34,9% of the issued share-capital of Gold Fields. The closing date for the early settlement offer is 26 November 2004. If valid acceptances in excess of 34,9% are received, Harmony will “only settle that number of Gold Fields’ shares which equates to 34,9% of the entire issued share capital of Gold Fields, on a pro rata basis, with the Gold Fields’ shares tendered by accepting Gold Fields’ shareholders scaled back accordingly”.

53.	The announcement also records that “Norilsk has irrevocably committed not to accept the early settlement offer in respect of its entire holding of approximately 20,03% of the entire issued share capital of Gold Fields.”

54.	The undertaking by Norilsk not to accept the early settlement offer forms an important part of the joint strategy of Harmony and Norilsk. Harmony can acquire a maximum of 34,9% of the entire issued capital of Harmony without triggering the mandatory offer requirements in terms of the Code of the Securities Regulation Panel. If a portion of Harmony’s 34,9% comes through a diminution of Norilsk’s shareholding, their combined shareholding in Gold Fields will be diminished. Therefore, the undertaking by Norilsk not to accept the early settlement offer entrenches the maximum joint shareholding for Harmony and Norilsk. Harmony’s 34,9%, aggregated with Norilsk’s 20,03%, will vest in them jointly a majority shareholding in Harmony.

55.	It is noteworthy that the early settlement offer is subject to only two conditions precedent, being “the passing and, where applicable, registration of the Harmony resolutions”[8] and “the registration statement with respect to the Harmony consideration shares in the US offer having been declared effective by the SEC.” The early settlement offer is therefore not considered by Harmony to be subject to the prior approval of the South African competition authorities.

The subsequent offer

56.	In terms of the announcement, “Harmony irrevocably undertakes to make an immediate follow-on offer on the same terms as the early settlement offer for the balance of the issued share-capital of Gold Fields not already acquired by Harmony under the early settlement offer.”

57.	Unlike the early settlement offer, the so-called “subsequent offer” is expressly made subject to the approval of the South African Competition Authorities (see clause 13.2.4 of the announcement).

58.	The subsequent offer is also made subject to the condition that the IAMGold transaction is not implemented (see clause 13.2.3 of the announcement).

59.	Having not accepted the early settlement offer (pursuant to the undertaking to Harmony in respect thereof), Norilsk irrevocably undertakes to accept the subsequent offer.

60.	Harmony has indicated that, should the offer result in it acquiring more than 90% of the issued share-capital of Gold Fields, it intends invoking the provisions of section 440K of the Companies Act to expropriate those shareholders who have not accepted the offer. The announcement also records that “Harmony has received an irrevocable undertaking from MMC Norilsk Nickel (“Norilsk”) to accept the subsequent offer ... in respect of 98,467,758 Gold Fields’ shares, representing approximately 20,03% of the entire issued share-capital of Gold Fields.”

Irrevocable undertakings provided by Norilsk to Harmony

61.	I am advised that a representative of our legal advisors, Sanjay Kassen, attended at the offices of Investec Bank Limited (advisor to Harmony) on 25 October 2004, in order to inspect the irrevocable undertaking granted by Norilsk to Harmony on 16 October 2004. A transcript of the exact wording of that irrevocable undertaking (excluding annexures) was prepared by him and it is annexed hereto as Annexure NJH6. As appears therefrom, Norilsk has provided five irrevocable undertakings to Harmony.

62.	Firstly, Norilsk has undertaken not to dispose of or in any way encumber all or any of the shares held by it in Gold Fields or grant any right or restriction in connection with such shares.

[8]	These resolutions relate to the approval of the increase in the share capital of Harmony and to permit the allotment of these shares in order to discharge the purchase price for the Gold Fields’ shares.

63.	Secondly, Norilsk has irrevocably undertaken not to participate in the early settlement offer in respect of its entire shareholding of approximately 20,03% of the issued share-capital of Gold Fields.

64.	Thirdly, Harmony has received an irrevocable undertaking from Norilsk that it will vote against the proposed IAMGold transaction at the relevant Gold Fields’ shareholders’ meeting.

65.	Fourthly, Norilsk (as Gold Fields current largest shareholder) has irrevocably committed, subject only to the requirement that all regulatory approvals are obtained in a manner which is not materially detrimental to the value of the “enlarged group”, to accept the subsequent offer and, therefore, to sell its entire holding of 20,03% of Gold Fields to Harmony.

66.	Fifthly, Norilsk has undertaken to vote in favour of a scheme of arrangement in terms of section 311 of the Companies’ Act, 1971, if such scheme is proposed by Harmony between Gold Fields and its shareholders (other than Harmony).

67.	It is significant that Norilsk has furnished Harmony with this cluster of irrevocable undertakings, which are timed to coincide with the various stages of the Harmony takeover. Indeed, the cluster of irrevocable contractual commitments belies any suggestion that Harmony and Norilsk are acting independently of one another. It is clear that Norilsk, currently the current single largest shareholder in Gold Fields, has agreed to give its support to Harmony.

Undertakings to veto the IAMGold transaction

68.	The announcement and the circular confirm media analysis that there is an agreement between Norilsk and Harmony to try attempt to torpedo offshore listing plans by Gold Fields by way of IAMGold transaction.

69.	It is expressly stated that “Harmony intends to vote those Gold Fields’ shares it acquires pursuant to the early settlement offer against any resolutions to be proposed to implement the proposed IAMGold transaction” and that “Harmony has received an irrevocable undertaking from Norilsk to vote against the proposed IAMGold transaction at the Gold Fields general meeting which ... will be held on 7 December 2004.”[9]

70.	It is, therefore, clear that Harmony now has a contractual right to compel Norilsk to vote against the IAMGold transaction. It thus effectively controls the voting of Norilsk in regard to the IAMGold transaction. The relevance of this will become clear below.

Rationale for the structure of the Harmony offer

71.	What emerges plainly from the announcement, circular and proposal is that “‘the “early settlement” offer is a clever move designed to get sufficient acceptance by November 26 just in time to enable Harmony to block the IAMGold merger which goes before [Gold Fields’] shareholders on December 7”.[10]

[9]	See clause 11.1 of the announcement.

[10]	See the Financial Mail, 22 October 2004.

72.	If the early settlement offer succeeds, Harmony will acquire 34,9% of the issued share capital of Gold Fields by no later than 3 December 2004.[11]

73.	Alone or in conjunction with its ally, Norilsk (which is contractually committed to Harmony in this respect), Harmony will then be able to ensure that 54,93% of the voting rights in Gold Fields are exercised against the IAMGold transaction at the relevant Gold Fields’ shareholder meeting.

74.	The Harmony strategy is, however, even more subtle. By obtaining an irrevocable commitment from Norilsk that it will dispose of its shareholding in Gold Fields to Harmony, Harmony has ensured that Norilsk may not dispose of its Gold Fields’ shares until the subsequent offer takes place. (Harmony has, in this regard, obtained an irrevocable undertaking from Norilsk, as is set out above, that it will not dispose of or otherwise encumber its shares in Gold Fields pending finalisation by Harmony of its proposed acquisition). Thus the contractual arrangements between Harmony and Norilsk will ensure that Harmony has the maximum possible shares under its control at the relevant Gold Fields’ shareholders’ meeting.

75.	As stated above, Harmony itself cannot acquire more than 34,9% without triggering a mandatory offer to shareholders in terms of the Code of the Securities Regulation Panel, which would result in the time delays which Harmony and Norilsk are seeking to avoid. By ensuring that the votes which are contractually committed to it cannot be diluted prior to the subsequent offer, Harmony has effectively managed to avoid the strictures which would otherwise be imposed upon it if it were to become the majority shareholder.

[11]	See clause 1.3 of the announcement.

76.	It is clear that Harmony’s commercial objective, and that of Norilsk, is to ensure that the IAMGold transaction, which is critical to the strategic direction and future of Gold Fields, does not succeed. In order to achieve this objective, Harmony had to ensure that it is able to obtain a sufficient shareholding in Gold Fields swiftly, in order to vote its newly acquired shares at the relevant Gold Fields’ shareholders’ meeting for the consideration and approval of the IAMGold transaction. If it were required to obtain regulatory approval first, Harmony would not be able to obtain these shares in time to materially undermine the commercial strategy of its competitor. It is for this reason that the offer has been deliberately structured in its present form.

77.	It is, therefore, clear that the Harmony offer is a deliberate or studied stratagem to avoid the risks of a lengthy and uncertain regulatory process in order to ensure that it is able to gain control over a sufficient number of Gold Fields’ shares so as to frustrate the IAMGold transaction. It would then be able to obtain, in due course and subject to all regulatory requirements, the remaining shares in Gold Fields. Indeed, the only reason it has structured its merger proposal in this manner is to achieve its immediate strategic goal of frustrating the IAMGold transaction.

78.	I am advised that this strategy is reminiscent of the strategy adopted in the Edcon[12] merger, in which a transaction was deliberately separated into two parts, the first of which was argued not to be notifiable to the competition authorities. The Tribunal, in rejecting Edcon’s argument in this respect, noted that “[w]hat all this analysis serves to show is two features — one that the separation of the first and second transactions was designed to create a mechanism for the first respondent to secure the book debt of

RAG on an urgent basis to prevent the migration of customers to RAG’s competitors. This objective would have been frustrated had the transaction been held up to obtain regulatory approval.”

79.	I am advised that this is the third time within a year that parties to transactions have carefully and deliberately structured their affairs to circumvent the merger procedures of the Competition Act to achieve specific commercial objectives.

80.	I am advised that in the consent hearing regarding the failure by the Tiso Consortium to notify the first stage of its acquisition of control over New Africa Investments Limited (“Nail”), the above Honourable Tribunal noted that “One significant distinction was that the Kagiso bid was conditional on Competition Act (the “Act”) approval, whilst the Tiso bid was not...It would be sad day indeed for our legal system that if in the race to reach a destination first, the party that had no scruples about jumping a red light on the way, always won against the party that obeyed the law and stopped while waiting for the green.”

81.	It bears emphasis that the two offers are simply components of “the proposed merger” between Gold Fields and Harmony and that they are intrinsically linked. Both offers are contained in the same document and Harmony has given an irrevocable commitment that the subsequent offer will follow the early settlement offer. The two offers merely constitute two parts of the same transaction.

82.	Notwithstanding the careful attempt by Harmony to artificially separate a single transaction for the acquisition of 100% of the shares in Harmony into two transactions (which, it is submitted does not alter the substance of the transaction, namely a single

[12]	Case Number 95/FN/DEC02.

transaction for full control over Gold Fields), the early settlement offer itself constitutes a merger which requires the approval of the South African Competition Authorities.

THE EARLY SETTLEMENT OFFER COMPRISES A PART OF A SINGLE TRANSACTION FOR THE ACQUISITION OF 100% OF GOLD FIELDS

83.	Prior to analysing the specific provisions of the Competition Act relating to mergers, it is worth noting that the early settlement offer is part of what is expressly referred to as the “proposed merger” between Harmony and Gold Fields. It is clear that the Harmony offer is intended to result in the takeover of Gold Fields by Harmony.

84.	As appears from the proposal made by Bernard Swanepoel to Ian Cockerill and detailed above, a single “offer” to “acquire the entire issued share capital of Gold Fields” was made to Cockerill. This is echoed by the announcement which, as set out above, states at the outset that “[t]he board of Harmony hereby announces the terms of a proposed merger between Harmony and Gold Fields (the “proposed merger”), under which Harmony proposes to acquire the entire issued share capital of Gold Fields in exchange for the issue to Gold Fields shareholders of new shares in Harmony”.

85.	At a meeting with representatives of the Commission, including the Commissioner, acting Deputy Commissioner and acting Head of the Merger Division, on 22 October 2004, our legal representatives were informed that Harmony had made application (the “separate filing application”) to the Commission for permission to file a “separate notification of a merger” (as it contends it is entitled to do in terms of Rule 28 of the Rules for the Conduct of Proceedings before the Commission). That request pertains, they were advised, to the acquisition of control by Harmony over Gold Fields.

86.	The above seems to be at odds with the structure contemplated in the announcement and the circular.

87.	Having requested permission for such notification, however, Harmony seems intent on implementing the early settlement offer prior to the notification and/or approval of the transaction by the competition authorities. I am advised, as set out below, that it is impermissible for a notifiable merger to be implemented in whole or in part prior to its approval in terms of the provisions of the Act.

88.	I am advised that our legal representatives requested a copy of the separate filing application at that meeting. They furthermore requested same formally in a letter addressed to the Commissioner and Acting Deputy Commissioner on the same day. A copy of that letter is Annexure NJH7 hereto. In response to their request, our representatives received a letter from the Commissioner on 24 October 2004 (a copy of which is Annexure NJH8 hereto) which acknowledged receipt of the request, but made no reference to the merits thereof or the process of the Commission, if any, in regard thereto. Gold Fields clearly requires a copy of the separate filing application. This is so, firstly, to make meaningful representations in respect thereof to the Commission (which I am advised Gold Fields is entitled to do). Secondly, Gold Fields requires same in the context of this application and in order to fully motivate to the above Honourable Tribunal the need for the relief sought. Gold Fields will, in the light of the Commission’s attitude, shortly seek from the above Honourable Tribunal, inter alia, access to the separate filing notification.

THE EARLY SETTLEMENT OFFER COMPRISES A NOTIFIABLE MERGER

Large merger

89.	I am advised that the “early settlement offer”, which, as set out below, constitutes a merger for the purposes of the Competition Act, constitutes a large merger in terms of Government Notice 254 as amended (“the Notice”).

90.	I am advised that the Notice, read with section 11 of the Competition Act, provides that a merger will constitute a large merger where, inter alia, “the combined assets in the Republic of the acquiring firms and the transferred firms are valued at or above R 3,5 billion” and “the asset value of the transferred firm is valued at or above R 100 million”. The Notice also provides that the asset value of a firm “at any time is based on the gross value of the firm’s assets as recorded on the firm’s balance sheet for the end of the immediately previous financial year”.

91.	The asset value of Gold Fields in South Africa at the date hereof is approximately R10,040 billion.

92.	Gold Fields’ asset value on its own therefore meets the relevant thresholds and any merger in which Gold Fields is the target would constitute a large merger for South African purposes.

The early settlement offer constitutes an acquisition of control for the purposes of section 12(1)

93.	Section 12(1)(a) of the Act provides that “For purposes of this Act, a merger occurs when one or more firms directly or indirectly acquire or establish direct or indirect control over the whole or part of the business of another firm” (my emphasis).

94.	Section 12(2) of the Act sets out a non-exhaustive list of the ways in which a person may indirectly “control” a firm. Such instances of control include circumstances where a person :

94.1.	“beneficially owns more than one half of the issued share capital of the firm” (section 12(2)(a)); and / or

94.2.	“is entitled to vote the majority of the votes that may be cast at a general meeting of the firm, or has the ability to control the voting of a majority of those votes, either directly or through a controlled entity of that person” (section 12(2)(b)); and/or

94.3.	“is able to appoint or veto the appointment of a majority of the directors of a firm” (section 12(2)(c)); and/or

94.4.	“has the ability to materially influence the policy of the firm in a manner comparable to a person who, in ordinary commercial practice, can exercise an element of control referred to in paragraphs (a) to (f)” (section 12(2)(g)).

95.	It is apparent from the content of the announcement that a complex set of arrangements, understandings and undertakings have been put in place between the first and second respondent. These arrangements comprise a scheme for the acquisition, jointly by them, of control over the applicant prior to the IAMGold meeting, without reference to or approval from the competition authorities.

96.	As Gold Fields is not privy to all of the arrangements between the first and second respondents, it has requested the above Honourable Tribunal to issue subpoenas requiring the first and second respondents to produce to the applicant and the Tribunal the information detailed in the draft subpoenas which are Annexures NJH9 and NJH10 hereto. The applicant accordingly reserves its rights to supplement this application after receipt of the documentation reflected in the said subpoenas, to the extent necessary.

97.	It is clear, even without access to all of the evidence, that Harmony and Norilsk are acting jointly to acquire rapid control over Gold Fields.

98.	This appears from Form F-4 filed by Harmony with the United States SEC where, in response to the question “why is Harmony making the US offer?” Harmony responds “We are making the US offer (and the concurrent South African offer) to 34,9% of the outstanding Gold Fields ordinary shares, including Gold Fields ordinary shares represented by Gold Fields ADSs. Such shares combined with certain Gold Fields ordinary shares to be tendered to Harmony pursuant to an irrevocable commitment from the largest shareholder of Gold Fields would render Harmony a majority shareholder. Upon full completion of the US offer and the South African offer, and receipt of regulatory approval to exercise such irrevocable commitment,

Harmony would be in a position to control Gold Fields. Immediately subsequent to completion of this US offer and South African offer, Harmony has irrevocably committed to make offers in the United States and South Africa to all of the remaining share capital of Gold Fields subject to certain conditions to be described therein.” (my emphasis). A copy of Form F-4 is Annexure NJH11 hereto.

99.	The joint conduct by Harmony and Norilsk further appears from the article published on Monday, 25 October 2004 by This Day newspaper in an article interestingly captioned “Norilsk all set to have received Gold Fields’ mines”. The article tracks the discussions and arrangements between Norilsk and Harmony. A copy thereof is annexed marked Annexure NJH12.

100.	It should be expected in the context of their conduct to date that, until the disposal by Norilsk of its shareholding in Gold Fields to Harmony pursuant to the “subsequent offer”, that Harmony and Norilsk will vote together on all matters regarding Gold Fields. Harmony and its ally Norilsk will jointly “beneficially own more than one half of the issued share capital of [Gold Fields]”.

101.	Moreover, it is clearly intended that Norilsk will become a significant shareholder in Harmony on the conclusion of the subsequent offer. Its interests are therefore very closely aligned with those of Harmony.

102.	I am advised and respectfully submit that the early settlement offer involves an acquisition of sole control of Gold Fields by Harmony both through its arrangements with Norilsk and independently thereof, or the acquisition jointly by Harmony and Norilsk of joint control of Gold Fields.

Acquisition of control in terms of section 12(2)(b) of the Act

103.	The early settlement offer will, if successful, result in Harmony acquiring 34,9% of the issued share capital of Gold Fields.

104.	At the same time, Harmony has received an irrevocable undertaking from Norilsk that Norilsk will vote against the IAMGold transaction at the general shareholders’ meeting of Gold Fields. Norilsk holds a further 20,03% of the issued share capital of Gold Fields.

105.	What this means is that Norilsk has contractually bound itself to Harmony and has thus provided Harmony with a mechanism to compel it to vote in a particular fashion at the relevant Gold Fields shareholders’ meeting. Accordingly, Harmony will be able to control Norilsk’s votes at the relevant Gold Fields’ shareholders’ meeting.

106.	Because Harmony will be able to control the voting of a majority of the votes that may be cast in relation to the proposed IAMGold transaction at the relevant Gold Fields shareholders’ meeting, Harmony will be in a position “to control the voting of a majority of [the votes that may be cast at a general meeting of the firm] either directly or through a controlled entity of that person”, as contemplated by section 12(2)(b) of the Act.

Acquisition of control in terms of section 12(2)(c) of the Act

107.	It may well be that, having regard to the power associated with a single block shareholding of 34,9% (the impact of which is detailed below), Harmony may, alone, potentially be in a position to appoint and remove a majority of the Gold Fields board of directors.

108.	Certainly, Harmony and Norilsk, acting in concert, will be able to achieve a majority at any shareholders’ meeting of Gold Fields. It follows that they would collectively have the power to appoint and remove the majority of the board of directors of Gold Fields.

109.	As there appears to be a formal alliance between Harmony and Norilsk, developed through the extensive discussions between Harmony and Norilsk since 6 September 2004, it should be expected that the two will act jointly, vis-à-vis the entrenchment of a “friendly” board of directors in Gold Fields.

110.	Moreover, it is clearly intended that Norilsk will become a significant shareholder in Harmony on the conclusion of the subsequent offer. Its interests are therefore very closely aligned with those of Harmony.

Acquisition of control in terms of section 12(2)(g) of the Act

111.	It is accepted that a firm that is likely to be able to achieve a de facto majority at ordinary shareholders’ meetings, is to be regarded as having the ability to exercise material influence for the purposes of Section 12(2)(g).

112.	I am advised that this accords with the approach of the European Commission.

113.	I am advised that it has also been recognised by the Tribunal that a far lower shareholding is required in a publicly listed company, than in a private company, to achieve control over the firm. This is because the shareholders in a public company are often fragmented in nature and because of general levels of apathy amongst such shareholders, particularly in South Africa.

114.	Thus, in the case of a publicly listed company, the Tribunal has stated that “a firm may have acquired a 30% holding in a target and may qualify under section 12(2)(g) as a controller if it can be shown that the stake may allow it to de facto exercise the majority of voting rights in a firm or appoint or remove and appoint the majority of the board”[13].

115.	This accords with the position in Canada where the merger notification requirements are triggered on the acquisition of a 20% interest in a public company.

116.	Harmony would have the single largest shareholding in Gold Fields, pursuant to the successful implementation of the early settlement offer. This shareholding would place it in a very strong position, alone, to frustrate the IAMGold transaction (a material strategic objective of Gold Fields). This power emanates primarily from, in the first instance, the shareholder spread of Gold Fields and, in the second instance the historical low turnout at Gold Fields (and indeed other listed entities) shareholders’ meetings (details of which are set out below).

117.	As regards the spread of Gold Fields shareholders, it bears emphasis that the next largest shareholders in Gold Fields (after Norilsk) are institutional shareholders (being

Old Mutual Asset Managers (Pty) Ltd with 6.11%, Capital Research and Management Company with 5,20% and Sanlam Investment Management (Proprietary) Limited with 3,98%). Institutional shareholders often act as nominee shareholders on behalf of their diverse investors. Furthermore, it should be noted that these shareholdings are intended to, and will inevitably, be decreased as a result of the early settlement offer. The early settlement offer has been designed to result in the acquisition of up to 44% of shares held by Gold Fields’ shareholders other than Norilsk.

118.	As regards attendance by shareholders at meetings of the company, it is interesting to consider the following table which demonstrates the low levels of attendance at shareholders’ meetings in certain of South Africa’s largest publicly listed companies:

	1999	2000	2001	2002	2003	2004
Iscor Limited	37.6%	56.2%	72.3%[14]	77.9%[15]	unknown	unknown
Gold Fields Limited	42.075%[16]	48,46%	53,88%	91,56%	67,05%	76,58%
South African Breweries plc	55%	59%	61%	65%	unknown	unknown
The Standard Bank of South Africa Limited	77.5%	77.8%	64%	64.6%	unknown	unknown

119.	The average shareholder attendance (in person or by proxy) at shareholders’ meetings of Gold Fields in the past six years is merely 63,2675% of the shareholders of Gold Fields. Consequently, Harmony’s 34,9% (intended to be obtained pursuant to the early settlement offer) would vest in Harmony, an effective 55,1626% of all of the votes entitled to be cast at an averagely attended shareholder meeting and would enable Harmony to achieve a stable majority at ordinary shareholders meetings of Gold Fields.

[13]	See Caxton, footnote 20.

120.	Moreover, Harmony is a well-managed and successful mining operation. It is unlikely that institutional shareholders (even if they are able to represent their entire nominal shareholding in Gold Fields), would be in a position, or likely, to oppose suggestions emanating from Harmony (now the largest single shareholder in Gold Fields) as to the future strategic commercial behaviour of Gold Fields.

121.	I am advised that the European Notice on Concentration records that control may be acquired where a minority shareholder acquires the ability to exercise decisive influence over the target firm. The ability to exercise decisive influence is usually taken to mean the ability to veto or block actions which determine the “strategic commercial behaviour” of the target firm.

122.	The announcement and subsequent circular also indicates that Harmony has an irrevocable option (a legally binding agreement) to acquire Norilsk’s shareholding in Gold Fields through the subsequent offer. Harmony has undertaken that the subsequent offer will follow the early settlement offer and, therefore, this option will be exercised in the near future. This is a further factor which strengthens the conclusion that Harmony will acquire control over Gold Fields by way of the early settlement offer. It is conceivable that Harmony and/or Norilsk may have solicited further irrevocable undertakings from other shareholders.

123.	The decision in relation to the IAMGold transaction is a very significant component of the future strategic commercial behaviour of Gold Fields. Indeed, it is probably one of the most important commercial strategic decisions which will have to be taken by Gold Fields since its creation in 1998. As noted above, the IAMGold transaction would

[14]	This meeting related to the unbundling of Iscor.

[15]	This high attendance level is understood to relate to the acquisition of control by LNM over Iscor.

[16]	Average of two shareholder meetings during 1999.

create an entity better able to compete with international gold mining companies, as it will have ready access to the international debt and capital markets and will, therefore, have increased flexibility in being able to respond to acquisition and project development opportunities. The fact that Harmony will be able (both alone and together with Norilsk) to decide Gold Fields’ course of action in relation to this transaction, means that Harmony has an effective right of veto over the future strategic commercial behaviour of Gold Fields.

Conclusion on control

124.	The first respondent solely, alternatively the first and second respondents jointly, shall, upon implementing the early settlement offer, establish or acquire control over the applicant within the meaning of sections 12(1), as read with section 12(2) of the Act.

IMPLEMENTATION PRIOR TO APPROVAL

125.	In the circumstances, I am advised that, in view of the turnover thresholds prescribed by the Act, read with the description of the transaction reflected in the announcement, it is compulsory for the first respondent on the one hand and the applicant on the other hand, alternatively the first and second respondents on the one hand and the applicant on the other hand to notify the transaction (of which the early settlement offer forms a part), alternatively (and only if the above Honourable Tribunal is satisfied that the early settlement offer comprises a separate transaction which, it is submitted, is not the case) to notify the early settlement offer to the Commission as a large merger in accordance with the requirements of the Act.

126.	It is not competent for the First Respondent to take transfer of the 34,9% shareholding in Gold Fields or exercise any of the voting rights attached to those shares (or indeed to attempt to influence the voting of those shares) without the approval of the competition authorities. Doing so without approval would constitute a contravention of the prohibition against prior implementation (whether the notifiable merger comprises the acquisition of all of the shares in Gold Fields, as is contended for by Gold Fields, or the acquisition of shares pursuant to the early settlement offer itself).

127.	Having aligned itself with Harmony, an exercise by Norilsk of its voting rights at the shareholder meeting of Gold Fields which shall be convened to consider the IAMGold transaction similarly comprises an implementation of the acquisition by Harmony of control over Gold Fields. This partial implementation of the proposed merger prior to its approval by the competition authorities is impermissible.

128.	Should Harmony or Norilsk implement (in whole or in part) the merger between Harmony and Gold Fields without first having obtained the approval therefor from the competition authorities, I am advised that they will cause Gold Fields (a party to the merger) to have contravened the provisions of section 13(A)(3) of the Act which sets out that “The parties to an intermediate or large merger may not implement that merger until it has been approved, with or without conditions, by the Competition Commission ... the Competition Tribunal ... or the Competition Appeal Court” (my emphasis).

URGENCY

129.	Notwithstanding the requirements of the Act, it is clear from the announcement and the circular that Harmony intends to implement the early settlement offer without reference to or approval from the competition authorities. Indeed, one of the bases on which the first respondent has marketed its offer to the shareholders of the applicant is the fact that the early settlement offer enables rapid settlement of the purchase consideration. This early settlement is achieved by, inter alia, eliminating the need to wait until the end of an uncertain regulatory process. Put differently, one of the selling points of the early settlement offer is precisely that it does not require approval, inter alia, in terms of the Act.

130.	As indicated above, the offer of the first respondent to acquire shares in the share capital of the applicant first came to the attention of Gold Fields on Saturday night, 16 October 2004. The announcement informing Gold Fields shareholders of the proposed merger was published on 18 October 2004. The early settlement offer is open for acceptance until 26 November 2004.

131.	Immediately after the closing of the early settlement offer (and within a maximum 6 working days) the first respondent intends to implement the early settlement offer by procuring the transfer to it of all of the shares sold to it in terms thereof. Indeed, it is the applicant’s belief that it is only the restrictions imposed by the applicable United States’ regulation which has resulted in a delay in implementation until 26 November 2004.

132.	Should the relief sought in Parts A and B hereof be dealt with in terms of the ordinary time periods prescribed by the Act and the Rules, the relief sought would not be obtained prior to 26 November 2004 and the early settlement offer would be implemented without having been considered or approved by the competition authorities. Such implementation would result in extreme, permanent prejudice to the applicant.

133.	It is clear, furthermore, that the applicant is in no way to blame for the urgency of this application. The first respondent’s offer was only published on SENS on 18 October 2004. The offer was made to shareholders by way of a circular posted after that date.

134.	The applicant and its legal advisers have acted with the utmost diligence to bring this application as expeditiously as possible, in order to ensure that they are able to effectively and timeously obtain the urgent relief set out in Parts A and B of the Notice of Motion to which this affidavit is attached. Counsel were urgently briefed to assist in the settling of these papers and these papers were finalised with the applicant’s representatives on an extremely urgent basis. This application was formally launched on Tuesday, 26 October 2004, a mere 8 days after the date of the announcement. The first and second respondents have, moreover, clearly been aware since their first private discussions giving rise to their joint strategy that competition issues likely to lead to legal challenge were implicated. They have, consequently, had several weeks to engage legal teams and to prepare themselves.

135.	Given the haste with which the first, alternatively first and second respondents, are attempting to give effect to the early settlement offer (through, inter alia, the failure to obtain necessary regulatory approval), it is impossible for the applicant, absent the obtaining by the applicant of the urgent relief sought, to prevent the substantial, irremediable harm which it will suffer as a result of an unlawful implementation by the first respondent, or the first and second respondents jointly, of the early settlement offer.

136.	For all these reasons, it is respectfully submitted that the Tribunal should, as a matter of urgency, exercise its discretion to grant the interdictory relief sought in Part A hereof, to direct the parties as to the manner of service, on the basis contemplated in Part B hereof and to otherwise grant the relief as more fully set out in the Notice of Motion to which this affidavit is attached.

APPREHENSION OF IRREPARABLE HARM AND NO ALTERNATIVE RELIEF

137.	The Competition Act was designed to protect the interests of various classes of persons. Gold Fields, as a competitor of Harmony and the primary target firm, is one of the persons in a class whose interests the Act seeks to safeguard. I am advised that the law will presume such persons’ interests to be harmed by the breach of a statutory obligation, without any proof of likely damage or injury. The participants in the market affected by the merger are entitled to approach the Tribunal for relief in circumstances where they could be prejudiced by a merger that may cause significant changes to the markets in which they operate and which has not been approved by the competition authorities.

138.	Should the Tribunal consider the statutory prohibition against prior implementation to have been enacted in the public interest, the Applicant is, in any event, able to show that it will suffer special damage. The following facts are relevant.

139.	A considerable amount of time has been spent developing the IAMGold transaction. Harmony’s attempt to de-rail these arrangements for its own commercial gain would necessarily cause the Applicant significant harm.

140.	Again, in terms of section 13A(3) of the Act, the parties to an intermediate or a large merger are prohibited from implementing the merger until such time as it has been notified and the approval of the relevant authority obtained. Notification is, therefore, mandatory.

141.	Notification prior to implementation is required by the Act because the Legislature recognised that the implementation of a merger necessarily has consequences for competition. Mergers result in permanent structural changes to markets and it is crucial that the competition authorities should be able to scrutinise prospective mergers prior to such changes taking effect. This is the only manner in which possible harm can effectively be prevented. Implementing a merger may create the conditions for collusion between competitors. It may also change the incentives of market participants to compete on price.

142.	Implementation of a merger may affect the public interest. It may have an effect on employment, the ability of small businesses, or firms controlled or owned by historically disadvantaged persons, to become competitive and the ability of national industries to compete in international markets. Implementation of every merger thus requires prior authorisation from the relevant competition authority.

143.	The Act does provide that those who fail to notify a merger before implementing it may be sanctioned, either by way of an administrative penalty or divestiture, but these statutory sanctions are not remedies for the harm to competition and to the public that can be occasioned, in the interim, by the implementation of an unauthorised merger.

144.	In any event, it is submitted that a merger of this nature (a public offer to all shareholders) will, in reality, be impossible to unravel, due to the vast numbers of shares purchased and the large number of transactions involving a diverse range of individuals and entities.

145.	Moreover, upon implementation, the purposes of the Act will necessarily have been frustrated and the competition authorities will have been denied the opportunity to exercise their statutory duties under the Act.

146.	If the early settlement offer is allowed to proceed as envisaged by Harmony, without reference to or approval from the competition authorities, the structure of the relevant market/s will be permanently altered.

147.	This is not prejudice of the sort that can be made good by an award of damages in due course. Nor can such prejudice be ameliorated by the sanctions contemplated in the Competition Act.

148.	If the early settlement offer goes ahead, the IAMGold transaction may be lost to the Applicant, causing the Applicant as well as its shareholders grave prejudice. The loss will undermine one of the clear purposes of merger control, namely to create conditions that promote the ability of national industries to compete in international markets. The quantum of this loss would be incalculable. This is further prejudice which cannot be remedied by an award of damages in due course or by the imposition of a sanction such as an administrative penalty.

149.	The fact that the “subsequent offer” may be notified by the first respondent to the Commission does not cure the crippling and permanent harm that will be suffered by the applicant if the early settlement offer is implemented in contravention of the provisions of the Act. Nor will the mere notification by Harmony of its acquisition of 100% of the shares in Gold Fields remedy the harm that will be suffered by Gold Fields if the early settlement offer (which forms part of the transaction for the acquisition of all of the Gold Fields shares) is implemented prior to the approval of the merger in question by the competition authorities. I also respectfully submit that the circumstances outlined herein are such that it would be apposite for the Tribunal to exercise its discretion to grant the urgent, temporary restraints sought, to enable the proper process required by the Act to take place.

150.	In the circumstances, the Applicant has no remedy other than to claim interdictory relief. The interdict is sought to prevent the implementation of a merger (the acquisition of 100% of the shares in Gold Fields or the early settlement offer), whether in part or in whole, until such time as it has been approved by the competition authorities.

BALANCE OF CONVENIENCE

151.	The balance of convenience clearly favours the Applicant in this matter.

152.	If interim relief is refused and if the Applicant in due course succeeds in obtaining final relief, the damage will already have been done and it will be irreparable. In such circumstances, it will not be possible to reverse the consequences of the early settlement offer that has (ex hypothesis) been found to be unlawful.

153.	Were the relief sought by the applicant not to be granted, the first respondent, alternatively the first and second respondents jointly would effectively be rewarded for contravening the merger notification requirements contained in the Act.

154.	The early settlement offer would be subject to the scrutiny of the competition authorities as required under the Act and the respondents would be in the same position as any other person wishing to implement an intermediate or large merger. By granting the relief sought, the first respondent, alternatively first and second respondent jointly would not obtain an anti-competitive advantage by circumventing the merger notification requirements contained in the Act, but would be able to proceed to implement its early settlement offer fully in the event that it passed muster with the competition authorities and its offer was accepted by the applicant’s shareholders.

155.	Any prejudice that the first respondent, alternatively first and second respondent jointly might suffer would, in any event, be entirely of its or their, as the case may be, own making. Such prejudice would flow directly, in part at least, from the cynical disregard which has been shown for the provisions of the Act and the attempt by the first respondent, alternatively first and second respondent jointly, to circumvent the merger notification requirements of the Act (and indeed to market its early settlement offer on that basis).

156.	Any hardship which Harmony may conceivably suffer additionally arises specifically from the fact that it acted so tardily in launching its offer. Harmony was aware of the IAMGold transaction in early August 2004. The key terms of the IAMGold proposal were published in an announcement on 11 August 2004 (a copy of the announcement is attached hereto marked Annexure NJH13). Accordingly Harmony could have launched its offer at any stage thereafter with sufficient time to ensure that it was able to obtain competition approval within the indicated transactional timetable.

157.	Alternatively, were the Harmony offer to be increased to a level where it is highly attractive to the majority of Gold Fields’ shareholders, these shareholders would be likely to vote against the proposed IAMGold transaction at the relevant Gold Fields shareholders’ meeting. It is, therefore, highly unlikely that Harmony will suffer any adverse consequences should the interim relief which is requested in this application be granted.

158.	In all the circumstances set out above, I submit that the balance of convenience favours the granting of the relief set out in the notice of motion.

JURISDICTION OF THE TRIBUNAL TO GRANT THE ORDERS REQUESTED

159.	I am advised that the Competition Tribunal is expressly empowered to make any ruling or order necessary or incidental to the performance of its functions in terms of section 27 of the Act.

160.	Alternatively, the Tribunal has the implied power to grant to the interdictory relief sought. This application is concerned with whether the transaction is notifiable as being a large merger within the meaning of section 12 of the Act. It is the function of the Tribunal to regulate large mergers. The Tribunal is the institutional body that has been given the responsibility to consider whether a merger is likely to substantially lessen or prevent competition and whether it is in the public interest. Its authorisation is required before a large merger can be implemented. Accordingly, it is submitted that a power to prohibit prior implementation is necessarily implied.

161.	It should also be noted that no other administrative body or court would have the jurisdiction to grant the Applicant the remedies it seeks. I am advised that in Seagram Africa (Pty) Limited v Stellenbosch Farmers’ Winery Group Ltd & Others 2001 (2) SA 1129 (C) Jali J held (in the context of an application to the High Court for an interdict against implementation of an alleged merger), that such matters fell within the exclusive jurisdiction of the Tribunal.

162.	I am informed that the content of this affidavit has been discussed by representatives of Gold Fields with representatives of IAMGold. I understand that IAMGold supports this application and that an affidavit to that effect will be filed with the above Honourable Tribunal.

CONFIRMATION

163.	I attach hereto marked Annexures NJH14 and NJH15 affidavits deposed to by Yonit Ariella Mendelsohn and Sanjay Kassen, which confirm the content hereof insofar as it relates to them.

PRAYER

164.	In all the circumstances set out above, I respectfully submit that the relief set out in the notice of motion attached hereto should be granted, in the case of Parts A and B thereof, as a matter of urgency. I respectfully submit that in all of the circumstances of the matter, the above Honourable Tribunal should appropriately exercise its discretion in granting the temporary relief sought, more particularly, regard being had to the serious implications of the first and second respondents being permitted to achieve the execution of the stratagem set out above.

165.	Wherefore, I respectfully pray that it may please the Tribunal to grant the relief set out in the notice of motion to which this affidavit is attached.

_____________________________
NICHOLAS JOHN HOLLAND

Signed and sworn before me at ______________ this __________ day of October 2004, the deponent having acknowledged that the deponent knows and understands the contents of this affidavit.

_____________________________
COMMISSIONER OF OATHS
Full names:
Business address:
Designation: